DAVIS POLK & WARDWELL
Jeffrey R. O'Brien 020 7418 1376 jeffrey.obrien@dpw.com	99 Gresham Street London EC2V 7NG 020 7418 1300 FAX 020 7418 1400	New York Menlo Park Washington, D.C. Paris Frankfurt Madrid Tokyo Beijing Hong Kong

CONFIDENTIAL
December 28, 2007

VIA EDGAR

Re:	Repsol YPF 2006 Form 20-F File No. 001-10220

Mr. Kevin Stertzel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Dear Mr. Stertzel:

I am writing on Repsol YPF, S.A.’s behalf in connection with the Staff’s review of Repsol YPF’s Form 20-F for the year ended December 31, 2006. As I mentioned in our conversation yesterday, Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated December 20, 2007, and currently expects to respond in writing to the Staff’s comments during the week of January 14, 2008. I understand from our conversation that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-44-20-7418-1376) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey R. O’Brien

Jeffrey R. O'Brien

cc: Fernando Ramirez - Repsol YPF